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                              (Enstar Letterhead)




November 15, 1996


Dear Limited Partner:

         Enstar Income Program II-2, Ltd. (the "Partnership") has become aware that an unsolicited offer for up to 1,464 units (representing approximately 4.9% of the outstanding Units in the Partnership), at a price of $180 per Unit, was commenced by JJJ Group, L.L.C. ("JJJ Group") in a letter dated November 6, 1996. This offer is in addition to a similar offer made by Everest Cable Investors, L.L.C. ("Everest") commenced October 31, 1996. Neither the JJJ Group offer nor the Everest offer was made with the consent or the involvement of the Corporate General Partner.

         One of the obligations of the Corporate General Partner is to endeavor to preserve the status of the Partnership as a partnership under Federal income tax laws. Failure to maintain this status could have a material adverse effect on the Partnership and its partners. Among the related legal requirements imposed upon the Partnership is that its partnership interests not be traded in an established securities market. As it believes is customary, the Partnership complies with this requirement by adhering to a safe harbor provision contained in the Federal income tax regulations which limits most sales of limited partnership interest to five percent of the outstanding units in any given year. That limitation was reached during October 1996. ACCORDINGLY, NO FURTHER RESALES OF UNITS, INCLUDING ANY ATTEMPTED SALES RELATED TO THE JJJ GROUP OFFER OR THE EVEREST OFFER, WILL BE RECOGNIZED BY THE PARTNERSHIP FOR THE BALANCE OF 1996.

         Notwithstanding the fact that no further resales of limited partnership interests may be made in 1996, we are required to furnish you with our position with respect to the JJJ Group offer pursuant to Rule 14e-2 under the Securities Exchange Act of 1934. Accordingly, we have considered this offer and, based on the very limited information made available by JJJ Group, believe that it is inadequate and not representative of the inherent value of the Partnership's cable systems. We previously wrote to you on November 7, 1996 advising you that the Corporate General Partner had reached the same conclusion regarding the Everest offer.

         In evaluating the JJJ Group offer, the Corporate General Partner believes that its limited partners should consider the following information:

- As discussed above, as of October 1, 1996 the Partnership informed its Transfer Agent that, in order to protect its tax status as a partnership for Federal income tax purposes, it will not recognize any additional resales of limited partnership assignee units for the remainder of 1996 in order to remain in compliance with applicable Federal income tax regulations. Transfers to which the above trading limit DOES NOT apply include (i) carryover basis transactions, (ii) transfers at death, (iii) transfers between siblings, spouses, ancestors or lineal descendants and (iv) distributions from a qualified retirement plan.

- The offering price for each limited partnership unit during the offering period was $250 per unit. Cash distributions of approximately $79 per unit were paid from formation through January 31, 1990, at which time distributions were terminated to preserve cash resources. In contrast, JJJ Group's offer is only $180 per unit. If JJJ Group is successful in buying Units at the price in its offer, JJJ Group will own units at much lower prices than virtually all of the current partners and, in our view, for much less than they are worth. Limited partners should note that the Partnership's cash flow (operating income before depreciation and amortization)





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         for the twelve months ended September 30, 1996 was approximately $48 per unit. The JJJ Group offer represents a valuation of only approximately 2.6 times said cash flow (after adjustment for the excess of current assets over total liabilities as of September 30, 1996).

- This offer represents the second unsolicited offer to buy Partnership Units. The prior offer to buy Units made on October 31, 1996 by a different unaffiliated third party (Everest), was at a price of $150.

- As of the date of this letter, the Corporate General Partner believes that a reasonable range of valuation per limited partnership unit is between $337 and $409 based on the factors noted below. The Corporate General Partner believes that JJJ Group's offer price is inadequate because it does not even approach the $337 low end of the range provided. The Corporate General Partner did not retain a third party to conduct an evaluation of the Partnership's assets or otherwise obtain any appraisals. Rather, the per unit valuations provided were derived by attributing a range of multiples to the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended September 30, 1996, adjusted for the excess of current assets over total liabilities. The Corporate General Partner has selected market multiples based on, among other things, its understanding of the multiples placed on other transactions involving comparable cable television properties and the securities of companies in that industry. The Corporate General Partner's belief as to the valuation range provided is necessarily based on economic, industry and financial market conditions as they exist as of the date of this letter, all of which are subject to change, and there can be no assurance that the Partnership's cable properties could actually be sold at a price within this range. Additionally, the valuations provided do not give effect to any brokerage or other transaction fees that might be incurred by the Partnership in any actual sale of the Partnership's systems.

- Furthermore, you should also be aware that there is a limited secondary market for sale of partnership units. Partnership Spectrum, an independent industry publication, has reported that between August 1, 1996 and September 30, 1996, 66 Units were sold on the secondary market between a high of approximately $187 and a low of $150 per unit between. The Corporate General Partner believes that the price for units in the secondary market is not an accurate reflection of the fair market value of such units due to the low volume of transactions in that limited market and the legal and tax restrictions on such transfers.

         For the reasons discussed above, the Corporate General Partner believes that the JJJ Group offer is not in the best interest of the limited partners and recommends that you NOT transfer, agree to transfer, or tender any units in response to the JJJ Group offer.

         If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287.

Sincerely,

Enstar Income Program II-2, Ltd.
A Georgia Limited Partnership





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